Sullivan & Worcester LLP One Post Office Square Boston, MA 02109	T 617 338 2800 F 617 338 2880 www.sandw.com

September 16, 2010

Calvert New Vision Small Cap Fund
The Calvert Fund
4550 Montgomery Avenue, Suite 1000N
Bethesda, Maryland 20814

Calvert Small Cap Value Fund
(to be renamed Calvert Small Cap Fund)
Calvert Impact Fund, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, Maryland 20814

Re:	Reorganization of Calvert New Vision Small Cap Fund, a series of The Calvert Fund, into Calvert Small Cap Value Fund, a series of Calvert Impact Fund, Inc.

Ladies and Gentlemen:

You have asked for our opinion as to certain Federal income tax consequences of the transaction described below.

Parties to the Transaction

Calvert New Vision Small Cap Fund ("Target Fund") is a series of The Calvert Fund, a Massachusetts business trust.

Calvert Small Cap Value Fund (to be renamed Calvert Small Cap Fund) ("Acquiring Fund") is a series of Calvert Impact Fund, Inc., a Maryland corporation.

Description of Proposed Transaction

In the proposed transaction (the "Reorganization"), Acquiring Fund will acquire all of the assets of Target Fund in exchange for shares of Acquiring Fund of equivalent value and the assumption of the identified liabilities of Target Fund. Target Fund will then liquidate and distribute all of the Acquiring Fund shares which it holds to its shareholders pro rata in proportion to their shareholdings in Target Fund, in complete redemption of all outstanding shares of Target Fund, and promptly thereafter will proceed to dissolve.

Scope of Review and Assumptions

In rendering our opinion, we have reviewed and relied upon the Agreement and Plan of Reorganization between Calvert Impact Fund, Inc. with respect to Acquiring Fund and The Calvert Fund with respect to Target Fund (the "Reorganization Agreement") dated as of July 30, 2010, which is enclosed as Exhibit A in proxy materials to be dated on or about September 30, 2010 and submitted to the Securities and Exchange Commission on or about September 16, 2010, which describes the proposed transaction, and on the information provided in such proxy materials. We have relied, without independent verification, upon the factual statements made therein, and assume that there will be no change in material facts disclosed therein between the date of this opinion and the closing of the Reorganization. We further assume that the transaction will be carried out in accordance with the Reorganization Agreement.

Representations

Written representations, copies of which are attached hereto, have been made to us by the appropriate officers of Target Fund and Acquiring Fund, and we have without independent verification relied upon such representations in rendering our opinions.

Opinions

Based on and subject to the foregoing, and our examination of the legal authority we have deemed to be relevant, we have the following opinions:

1. The transfer of all of the assets of Target Fund in exchange for shares of Acquiring Fund and assumption by Acquiring Fund of the identified liabilities of Target Fund followed by the distribution of said Acquiring Fund shares pro rata to the shareholders of Target Fund in liquidation of Target Fund will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), and Acquiring Fund and Target Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund solely in exchange for Acquiring Fund shares and the assumption by Acquiring Fund of the identified liabilities of Target Fund.

3. No gain or loss will be recognized by Target Fund upon the transfer of its assets to Acquiring Fund in exchange for Acquiring Fund shares and the assumption by Acquiring Fund of the identified liabilities of Target Fund, or upon the distribution (whether actual or constructive) of such Acquiring Fund shares to the shareholders of Target Fund in exchange for their Target Fund shares.

4. The shareholders of Target Fund will recognize no gain or loss upon the exchange of their Target Fund shares for Acquiring Fund shares in liquidation of Target Fund.

5. The aggregate tax basis of the Acquiring Fund shares received by each shareholder of Target Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the Target Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund shares to be received by each shareholder of Target Fund will include the period during which the Target Fund shares exchanged therefor were held by such shareholder (provided the Target Fund shares were held as capital assets on the date of the Reorganization).

6. The tax basis of the assets of Target Fund acquired by Acquiring Fund will be the same as the tax basis of those assets to Target Fund immediately prior to the Reorganization, and the holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the respective periods during which those assets were held by Target Fund.

The foregoing opinions are based on the Code as in effect on the date hereof and administrative and judicial interpretations of it. No assurance can be given that the Code will not change or that such interpretations will not be revised or amended adversely, possibly with retroactive effect. This opinion letter is delivered to you in satisfaction of the requirements of Sections 8(d) and 9(d) of the Reorganization Agreement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-14 relating to the Reorganization and to use of our name and any reference to our firm in such Registration Statement or in the prospectus/proxy statement constituting a part thereof. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ SULLIVAN & WORCESTER LLP
SULLIVAN & WORCESTER LLP